TIOMIN RESOURCES INC.



[NEWS REL]EASE

Tiomin Signs Fiscal Agreement for Kv[...]

Toronto, Canada. February 2, 2005. Tiomin Resources Inc. (TSX: TIO) is very pleased to announce that Jean-Charles Potvin, President & CEO, attended the historic signing ceremony in Nairobi, Kenya earlier today for the fiscal investment agreement of the Kwale titanium project. The agreement was signed on behalf of the Government of Kenya by President Mwai Kibaki in the presence of Hon. Kalonzo Musyoka, Minister for Environment & Natural Resources, Hon. D. Mwiraria, Minister for Finance and Hon. Ali Mwakwere, Minister of Foreign Affairs.

The fiscal terms of the agreement include a 50% reduction in the corporate tax rate for 10 years from the start of commercial production of the mine. These factors contribute to the project's strong economics. The agreement is also subject to a 2.5% gross revenue royalty to the Government of Kenya.

The signing of the fiscal agreement represents the last major milestone that paves the way to the construction phase. It also marks a significant event in the history of the country.

"It has been a long road since Tiomin first began exploration along the coastal province in 1995, and I am especially gratified for our shareholders and employees whose unwavering support and confidence have sustained us through this time", remarked JC Potvin. "I wish also to acknowledge the foresight and vision of President Kibaki's government to build Kenya into a significant global contributor of resources such as titanium, as well as to improve the quality of life for area residents." The Kwale titanium project is expected to have widespread economic benefits through the creation of jobs, infrastructure and basic living resources.

Kwale is expected to enter the construction phase later this year as project financing and banking support take shape. Approximately 70% of all Kwale production has already been committed through letters of intent and offtake agreements with consumers. Production from Kwale is expected to generate an annual pre-tax operating cash flow of US $35 million in the first six years of operation, largely derived from the premium priced rutile and zircon, with ilmenite representing 20% of sales. Based on the proven and probable reserves of 140.8 million tonnes [38.2 Mt proven @ 6.8% THM; and 102.6 Mt probable @ 3.8% THM], Kwale has a sustainable mine life of at least 14 years. Subsequent to the start of production, Tiomin's three other large titanium exploration projects will provide the potential for substantial long term growth.

Tiomin Resources also has an option to acquire up to 80% interest in an early stage titanium-bearing hardrock deposit located in western Guatemala where trenching is ongoing, and recently announced a 49/51% joint venture agreement with Compania Minera Milpo S.A.A. for the exploration of the Pukaqaqa copper/gold deposit in Peru where a 3,300 meter drilling program has commenced. Based on the historical estimates of Rio Tinto Mining (Sept. 2001) using a 0.5% cut-off, Pukaqaqa holds 68 million tonnes @ 0.90% Cu in the measured/indicated categories and 18.5 million tonnes @ 0.94% Cu in the inferred category.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, CFO ext. **For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, CFO ext. 232.** **or Donna Yoshimatsu ext. 222 or visit our website: www.tiomin.com.**

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of rutile, zircon and ilmenite, estimated future production, estimated costs of future production, the Company's sales policy and permitting time lines, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of rutile, zircon and ilmenite, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.